FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: May 10th, 2004

Information furnished on this form:
- Press Release concerning NEC's executive personnel changes (additional appointment and changes to previous appointments)

May 10, 2004

NEC Announces Executive Personnel Changes
(Additional Appointment and Changes to Previous Appointments)

NEC announced today that the board of directors made its recommendations for an additional executive appointment that include changes in the previous appointments announced on April 28, 2004. The recommended appointment and changes, effective as of June 22, 2004, are as follows:

I. New Appointment and Changes

(1) Recommended new appointment
Recommended Title	Name	Current Title
Senior Vice President and Member of the Board	Saburo Takizawa	Senior Vice President

(2) Retiree
Name	Current Title
Koji Nishigaki	Vice Chairman of the Board

Reference
New appointment of retiree executive

Name	New Title
Koji Nishigaki	Executive Advisor

II. Reason for New Appointment and Changes

Koji Nishigaki, Vice Chairman of the Board, has taken on the duties, such as instruction, advice and important decision-making on management execution of NEC Group, including structural reforms. The board of directors had intended to re-appoint Mr. Nishigaki as Vice Chairman of the Board as from June this year in order to make him continuously take on these duties. However, Mr. Nishigaki had repeatedly requested for retirement due to his worsening physical condition, and the board of directors has accepted such request. In accordance with Mr. Nishigaki's retirement, the board of directors has recommended Saburo Takizawa, Senior Vice President, to be appointed for a position as Senior Vice President and Member of the Board.

-Attachment-

Brief biography of newly appointed director

Saburo Takizawa
Date of Birth:	February 27, 1948
Place of Birth:	Nagano Prefecture
Education:
March 1970:	Graduated from Tohoku University, Faculty of Engineering
Business Career:
April 1970:	Joined NEC Corporation
July 1997:	General Manager Multimedia Services Design and Operation Division
June 2001:	Executive General Manager BIGLOBE Services Operations Unit NEC Solutions
April 2002:	Associate Senior Vice President
April 2004:	Senior Vice President

Contact:
Makoto Miyakawa
Group Manager
Corporate Communication Division
NEC Corporation
TEL:+81-3-3798-6511